EXHIBIT 15.1

Marine Harvest NV

Consolidated Financial Statements 2006

CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

GENERAL INFORMATION

Registered Office
P.C. Hooftlaan 3
3818 HG  Amersfoort
The Netherlands

Auditors
KPMG Accountants N.V.

Financial year
2005: 1 January 2005 — 31 December 2005 (unaudited)
2006: 1 January 2006 — 31 December 2006

Contribution of fish farming activities
2005: 29 April 2005 (no activities before that date)

Parent companies
Until 29 December 2006:  Nutreco Holding NV (75%)
Until 29 December 2006:  Stolt-Nielsen SA (25%)
From 29 December 2006:  Pan Fish ASA (100%)

CONSOLIDATED INCOME STATEMENT
For the financial year ended 31 December

			Unaudited
			restated
Currency: €m	Notes	2006	2005
			(8 months)(1)
Revenue	2	1,116.8	719.6
Other income	3	35.1	4.6
Biological assets, raw materials and consumables used		-657.2	-465.1
Personnel expenses	4	-136.0	-107.0
Depreciation and amortisation	11,12	-42.4	-30.3
Impairment losses	11	—	-3.3
Other operating expenses	5	-82.2	-74.4
Profit from operations before fair value adjustment		234.1	44.1
Fair value adjustment inventories and biological assets	17	0.1	57.3
Profit from operations after fair value adjustment	2	234.2	101.4
Financial income		8.5	1.0
Financial expenses		-11.5	-8.5
Net financing costs	6	-3.0	-7.5
Share of profit of associates and joint ventures	13	16.0	9.1
Profit before tax		247.2	103.0
Income tax expense	7	-46.0	-24.6
Profit for the period		201.2	78.4
Attributable to:
Equity holders of the parent		201.0	78.5
Minority interest		0.2	-0.1
Profit for the period		201.2	78.4

(1) Please note that the operations of the business did not start until 29 April 2005

The notes are an integral part of these consolidated financial statements

CONSOLIDATED BALANCE SHEET
As at 31 December

			Unaudited
			restated
Currency: €m	Notes	2006	2005
ASSETS
Property, plant and equipment	11	184.1	195.2
Intangible assets	12	96.0	101.6
Investments in associates and joint ventures	13	34.8	23.4
Other financial assets	14	2.9	6.6
Deferred tax assets	15	4.5	7.5
Total non-current assets		322.3	334.3
Inventories	16	62.5	69.5
Biological assets	17	520.1	498.4
Current tax receivable	8	0.1	3.8
Trade and other receivables	18	163.7	199.1
Cash and cash equivalents	19	221.5	121.5
Total current assets		967.9	892.3
Total assets	2	1,290.2	1,226.6

EQUITY
Equity attributable to the equity holders of the parent	20	826.0	668.3
Minority interest		—	1.8
Total equity		826.0	670.1
LIABILITIES
Interest-bearing loans and borrowings	21	142.2	221.6
Employee benefits	22	12.1	24.0
Deferred government grants	3	3.4	0.6
Provisions	23	—	3.0
Deferred tax liabilities	15	79.6	60.0
Total non-current liabilities		237.3	309.2
Bank overdrafts	19	58.7	68.5
Provisions	23	8.0	9.7
Trade and other payables	24	148.8	157.6
Current tax liabilities	8	11.4	11.5
Total current liabilities		226.9	247.3
Total liabilities	2	464.2	556.5
Total equity and liabilities		1,290.2	1,226.6

The notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 December 2005 (unaudited)

								Minority	Total
	Attributable to equity holders of the parent (Note 20)							interest	Equity
		Share				Trans-
	Share	premium	Retained	Net earnings	Hedging	lation
Currency: €m	capital	reserve	earnings	current year	reserve	reserve	Total
Balance at 31 December 2004 Unaudited	0.045	—	—	—	—	—	0.045		0.045
Contribution of fish farming activities at 29 April 2005	0.015	534.6	—	—	—	—	534.6	2.2	536.8
Impact of change in accounting treatment		30.2					30.2		30.2
Balance at 29 April 2005 - Unaudited restated	0.060	564.8	—	—	—	—	564.9	2.2	567.1
Foreign currency translation differences						15.3	15.3		15.3
Net gain on cash flow hedges					1.6		1.6		1.6
Divestments							—	-0.3	-0.3
Other recognised gains and losses			5.8				5.8		5.8
Impact of change in accounting treatment						2.2	2.2		2.2
Total income and expense for the year recognised directly in equity - Unaudited restated	—	—	5.8	—	1.6	17.5	24.9	-0.3	24.6
Profit for the period				78.5			78.5	-0.1	78.4
Total recognised income and expense for the year - Unaudited restated	—	—	5.8	78.5	1.6	17.5	103.4	-0.4	103.0
Balance at 31 December 2005 - Unaudited restated	0.060	564.8	5.8	78.5	1.6	17.5	668.3	1.8	670.1

For the financial year ended 31 December 2006

	Attributable to equity holders of the parent (Note 20)
		Share				Trans-
	Share	premium	Retained	Net earnings	Hedging	lation		Minority	Total
Currency: €m	capital	reserve	earnings	current year	reserve	reserve	Total	interest	Equity
Balance at 31 December 2005 - Unaudited restated	0.060	564.8	5.8	78.5	1.6	17.5	668.3	1.8	670.1
Foreign currency translation differences						-43.5	-43.5	-0.1	-43.6
Net gain on cash flow hedges					0.2		0.2		0.2
Divestments								-1.9	-1.9
Other recognised gains and losses			-0.3			0.3	—		—
Total income and expense for the year recognised directly in equity	—	—	-0.3	—	0.2	-43.2	-43.3	-2.0	-45.3
Profit for the period				201.0			201.0	0.2	201.2
Appropriation of profit 2005			78.5	-78.5			—		—
Total recognised income and expense for the year	—	—	78.2	122.5	0.2	-43.2	157.7	-1.8	155.9
Balance at 31 December 2006	0.060	564.8	84.0	201.0	1.8	-25.7	826.0	—	826.0

CONSOLIDATED CASH FLOW STATEMENT
For the financial year ended 31 December

			Unaudited
			restated
Currency: €m	Notes	2006	2005
			(8 months)(1)
Profit before tax		247.2	103.0
Financial income and expenses	6	3.0	7.5
Share of profit of associates and joint ventures		-16.0	-9.1
Depreciation and amortisation	11, 12	42.4	30.3
Impairment losses	11	—	3.3
Fair value adjustment on biological assets	17	-0.1	-57.2
Foreign exchange results and other financial expenditures	5	0.7	2.9
Net gain on sale of property, plant & equipment	3	-2.5	-0.8
Loss on disposal of operations	5	—	3.7
Deferred government grants	3	-0.7	-0.4
		274.0	83.2
Changes in inventories and biological assets (other than fair value)		-54.0	-29.4
Changes in trade and other receivables		-5.7	-36.6
Changes in liabilities other than loans		1.4	27.6
		215.7	44.8
Dividends received from non-consolidated companies		5.1	2.2
Interest received		4.3	1.0
Interest paid		-12.6	-6.7
Income tax paid		-12.6	-1.9
Net cash from operating activities		199.9	39.4
Investments in property, plant and equipment	11	-51.3	-28.7
Investments in intangible assets	12	-0.3	-0.2
Acquisitions of associates and joint ventures	13	-4.8	-5.3
Disposals of property, plant and equipment		5.3	4.6
Disposals of intangible fixed assets		1.1	7.0
Divestment of associates and joint ventures	9	27.8	0.9
Net cash used in investing activities		-22.2	-21.7
Increase / decrease in interest bearing loans and borrowings		-69.8	2.6
Net cash from financing activities		-69.8	2.6
Translation differences on cash flows and cash and cash equivalents		1.9	5.4
Net cash flow		109.8	25.7
Cash and cash equivalents held at beginning of period	19	53.0	0.1
Contributed cash, cash equivalents and bankoverdrafts on 29 April 2005		—	27.2
Cash and cash equivalents held at end of period	19	162.8	53.0

(1) Please note that the operations of the business did not start until 29 April 2005

The notes are an integral part of these consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

1.1 Corporate information

Marine Harvest NV (the ‘Company’) is a limited liability company incorporated and domiciled in Amersfoort, the Netherlands, whose shares were until 29 December 2006 owned by Nutreco Holding NV and Stolt-Nielsen SA for 75% and 25% respectively. From 29 December 2006 Pan Fish ASA is the new shareholder of Marine Harvest NV. The principal activity of the Company is fish farming. The Company was incorporated on 29 November 2004 and started its operations on 29 April 2005 upon the contribution of the fish farming activities by Nutreco Holding NV (Nutreco) and Stolt-Nielsen SA (Stolt Nielsen).

Marine Harvest was considered a joint venture. Significant (business) decisions could only be made when either approval had been obtained by both the Nutreco and Stolt Nielsen Supervisory Board members or by Nutreco and Stolt Nielsen representatives at the Annual General Meeting of Shareholders. The company was subject to joint control by its two shareholders. This allowed the company to account for the contribution of the fish farming activities received on 29 April 2005 using the carryover basis of the assets and liabilities of Nutreco and Stolt Nielsen.

According to the Articles of Association of the Company the book year coincides with the calendar year. The consolidated financial statements of Marine Harvest NV for the financial year ended 31 December 2006 were authorised for issue in accordance with a resolution of the Executive Board on 2 February 2007.

The first book year runs from 1 January 2005 until 31 December 2005. There was no activity in the Company until the assets were contributed on 29 April 2005.

The consolidated financial statements of Marine Harvest NV comprise the Company and its subsidiaries (together referred to as the ‘Group’) and the Group’s interest in associates and jointly controlled entities.

1.2 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (EU-IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB).

1.3 Basis of preparation

The financial statements are presented in euros and all values are rounded to the nearest million except otherwise indicated. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, investments available-for-sale and certain biological assets.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The accounting policies set out below have been applied consistently through the reporting period presented in these consolidated financial statements. The accounting policies have been applied consistently by Group entities.

1.4 Significant accounting judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of EU-IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 31.

1.5 Basis of consolidation

1.5.1 Subsidiaries

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

1.5.2 Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group’s share of the total recognised gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an associate, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

1.5.3 Joint ventures

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. The Group reports its interest in a jointly controlled entity using the equity method.

1.5.4 Transactions eliminated on consolidation

Intragroup balances and any unrealised gains or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

1.6 Foreign currency

1.6.1 Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated to euro using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to euro at foreign exchange rates ruling at the dates the fair value was determined.

1.6.2 Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on (re)translation are recognised directly in the translation reserve.

The principal exchange rates against the euro used in the balance sheet and income statement are:

	2006		2005 (Unaudited)
	Balance	Income	Balance	Income
Currency: €	sheet	statement	sheet	statement
Australian Dollar per unit (AUD)	1.6681	1.6667	1.6120	1.6315
British Pound per unit (GBP)	0.6714	0.6813	0.6858	0.6840
Canadian Dollar per unit (CAD)	1.5278	1.4246	1.3731	1.5076
Chilean Peso per unit (CLP)	701.0400	666.7565	604.9500	696.3569
Hong Kong Dollar (HKD)	10.2408	9.7672	9.1460	9.6702
Japanese Yen per unit (JPY)	156.9100	146.2150	138.9000	136.9815
Norwegian Kroner per unit (NOK)	8.2332	8.0442	7.9852	8.0143
Polish Zloty per unit (PLN)	3.8282	3.8923	3.8610	4.0265
Singapore Dollar per unit (SGD)	2.0198	1.9939	1.9612	2.0248
South-Korean Won per unit (KRW)	1,224.2400	1,198.8363	1,183.1300	1,243.0098
US dollar per unit (USD)	1.3172	1.2572	1.1795	1.2434

1.7 Financial instruments

Non-derivative financial instruments are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are measured at fair value. The gain or loss on remeasurement of fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, the effective portions of the changes in fair value are recognised in equity. The ineffective portion is recognised in profit or loss.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

1.8 Hedging

1.8.1 Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

The Group has defined cash flow hedge relations for their financial instruments, which cover the interest risk.

1.8.2 Hedge of monetary assets and liabilities

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

1.8.3 Hedge of net investment in foreign operation

Foreign currency differences arising on the retranslation of the financial liability designated as a hedge of a net investment in foreign operation are recognised directly in equity, in the translation reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognised in profit or loss. When the hedged net investment is disposed of, the cumulative amount in equity is transferred to profit or loss as an adjustment to the profit or loss on disposal. The Group has defined several net investment hedges for their foreign operations.

1.9 Property, plant and equipment

1.9.1 Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 1.16).

Where parts of an item of property, plant and equipment comprise major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

1.9.2 Leased assets

Leases under the terms of which Marine Harvest assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (see accounting policy 1.16).

1.9.3 Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

1.9.4 Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	10-40 years
Machinery and installations	3-15 years
Other tangible fixed assets	3-10 years

The depreciation methods, useful lives and residual values are reassessed annually.

1.10 Intangible assets

1.10.1 Goodwill

Goodwill represents the carryover basis of amounts contributed on 29 April 2005. Business combinations are accounted for by applying the purchase method. In respect of business combinations goodwill represents the excess of the cost of the acquisition over the interest in the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and not amortised but tested annually for impairment (see accounting policy 1.16). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized directly in the income statement.

1.10.2 Concessions

Fish-farming concessions are (in) directly transferable to third parties. The concessions are measured at cost and are subject to annual impairment testing, as they have an indefinite useful life.

1.10.3 Other intangible assets

Other intangible assets are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy 1.16).

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense when incurred.

1.10.4 Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

1.10.5 Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Fish-farming concessions	Indefinite
Software	3-4 years

1.11 Investments and other financial assets

Investments in debt and equity securities

Financial instruments held by the Group that are classified as being available-for-sale are stated at fair value, with any resulting gain or loss being recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

The fair value of financial instruments classified as available-for-sale is their quoted bid price at the balance sheet date.

If an equity investment available-for-sale based on non-quoted equity does not have a quoted market price in an active market and other methods of determining fair value do not result in a reasonable estimate, the investment is measured at cost less impairment losses.

Financial instruments classified as available-for-sale investments are recognised / derecognised by the Group on the date it commits to purchase / sell the investments. Securities held-to-maturity are recognised / derecognised on the day they are transferred to / by the Group.

Other financial assets are stated at amortised cost less impairment losses (see accounting principle 1.16).

1.12 Inventories

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

When harvested fish is further processed into finished products the gutted mature biological assets is measured at fair value less cost to sell at the point of harvest in accordance with the accounting policy for biological assets.

The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

1.13 Fair value biological assets

In 2006 the Group changed its accounting policy for biological assets following a decision of the Norwegian Ministry of Finance.

Marine Harvest is part of an Industry Group that has a common understanding for the salmon industry of the implementation of IAS 41, Agriculture.

Previously the Industry Group made a distinction between mature and immature fish where the mature fish was valued at fair value and the immature fish was valued at costs.

At the end of 2005 the Norwegian Financial Supervisory Authority (FSA, Kredittilsynet) indicated that they disagreed with the Industry approach and formally indicated to listed salmon farming companies in Norway to change their reporting regarding the valuation of such fish. The companies involved brought an appeal to the Ministry of Finance in Norway.

During December 2006 the Norwegian Ministry of Finance came with their ruling. The main outcome was that in their opinion immature fish should also be valued at fair value using IAS 41.18b which is stating that an entity should use market prices for similar assets with adjustments to reflect the difference.

The Industry developed a new approach in which the fair value for all fish at a location is determined. Marine Harvest determines the fair value of fish per site using the market prices at balance sheet date. The fair value of immature fish is based on the market price of mature fish, adjusted to reflect the difference.

Marine Harvest uses cost as approximation for fair value for small fish with only limited biological transformation.

Change of accounting treatment

During 2006 Marine Harvest changed its accounting treatment of the fair value calculation of livestock (biological assets).

Fair value of biological assets

Marine Harvest changed the way of calculating the fair value for biological assets. In the 2005 financial statements a distinction was made between mature and immature fish; mature fish was to be valued at fair value and immature fish was to be valued at cost because the fair value could not be estimated reliably.

In 2006 a new system of calculating fair values for biological assets has been determined and adopted by the Industry Group.  Marine Harvest determines the fair value of fish per site using the market prices at balance sheet date.

The change in accounting treatment was recognized retrospectively and comparatives have been restated. The change had the following impact on the consolidated financial statements.

		Unaudited
Currency: €m	2006	2005
Income statement for the year ended 31 December
Decrease in Biological assets, raw materials and consumables used	3.1	1.4
Decrease/Increase in Fair value adjustment on biological assets	-1.1	23.8
Increase in Share of profit of associates and joint ventures	1.5	—
Increase/Decrease in Income tax expense	1.2	-6.6
Increase in Profit for the period	4.7	18.6

Balance sheet at 31 December
Cumulative increase/decrease in Investments in associates and joint ventures	1.3	-0.1
Cumulative increase in Biological assets	64.7	66.6
Cumulative increase in Defered tax liabilities	-14.3	-15.5
Cumulative decrease/increase in Translation reserve	0.3	-2.2
Cumulative increase in Earnings current year	-4.7	-18.6
Cumulative increase in Retained earnings	-47.3	-30.2

Where applicable disclosure notes in this annual report have been restated.

1.14 Trade and other receivables

Trade and other receivables are stated at their amortised cost less impairment losses (see accounting policy 1.16).

1.15 Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

1.16 Impairment

The carrying amounts of the Group’s assets, other than certain biological assets (see accounting policy 1.13), inventories (see accounting policy 1.12) and deferred tax assets (see accounting policy 1.24), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated (see below).

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (groups of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been directly recognised in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

1.16.1 Calculation of recoverable amount

The recoverable amount of the Group’s investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of expected future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1.16.2 Reversals of impairment

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

1.17 Share capital

1.17.1 Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

1.17.2 Dividends

Dividends are recognised as a liability in the period in which they are declared.

1.18 Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

1.19 Employee benefits

1.19.1 Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

1.19.2 Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Actuarial gains and losses that arise in calculating the Group’s obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.19.3 Long-term service benefits

The Group’s net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Group’s obligations.

1.20 Provisions

A provision is recognised in the balance sheet when Marine Harvest has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Restructuring

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Claims

To the extent management is able to estimate the expected outcome of claims a provision will be recorded.

1.21 Trade and other payables

Trade and other payables are stated at amortised cost.

1.22 Revenue

1.22.1 Goods sold

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods. Furthermore no revenue is recognised when management has continuing involvement with the goods.

1.22.2 Government grants

Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that Marine Harvest will comply with the conditions attaching to it. Grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Company for the cost of an asset are recognised in the income statement as other operating income on a systematic basis over the useful life of the asset.

1.23 Expenses

1.23.1 Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

1.23.2 Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

1.23.3 Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses and gains and losses on hedging instruments that are recognised in the income statement (see accounting policy 1.8).

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date that the entity’s right to receive payments is established which in the case of quoted securities is the ex-dividend date. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

1.24 Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are not discounted. Changes in tax rates are reflected in the period that includes the enactment date or the date of substantial enactment.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

1.25 Segment reporting

A segment is a distinguishable component of Marine Harvest that is engaged either in providing products of the “country of origin” (business segment), or in providing products within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

1.26 Discontinued operations and non-current assets held for sale

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable EU-IFRSs. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.

1.27 Cash flow statement

The consolidated cash flow statement is drawn up on the basis of the indirect method. Cash flows in foreign currencies are translated into euro at the date of the transaction (see accounting policy 1.6).

2. SEGMENT INFORMATION

Segment information is presented in business segments and geographical segments, which is based on the Group’s management and internal reporting structure.

Inter-segment pricing is determined on an arm’s length basis. Segment revenue, segment expense and segment result include transfers between segments. Those transfers are eliminated in consolidation.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly head office results, assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

The Group comprises the following main business segments:

• Norway

• UK & Ireland

• Chile

• Canada

• New species

The segments Norway, UK & Ireland, Chile and Canada comprise of revenue of the fish farming activity of the country of origin, processing facilities and sales staff relating to salmon. New species comprise all activities relating to other species than salmon irrespective of geographical location. Sales of the Value Added Products /Trading Companies are reported towards unallocated.

Business segments

The following tables present revenue and results and certain asset and liability information regarding the Group’s business segments for the financial year ended 31 December 2006.

In 2006 all revenue is reallocated to the country of origin (origin of the fish), where in 2005 Marine Harvest allocated the revenue based on the country of the selling entity.

In the 2005 annual report Marine Harvest reported the following business segments for salmon: Europe, North America, Chile and Asia.

The 2005 comparable figures have been adjusted to reflect the new main business segments as described above.

	29 April 2005 - 31 December 2005 - Unaudited restated
	Salmon				New Species	Eliminations	Unallocated	Total
Currency: €m	Norway	UK & Ireland	Chile	Canada
Revenue
Sales to external customers	211.9	104.0	120.2	97.5	20.5	—	165.3	719.4
Sales to related parties	—	0.2	—	—	—	—	—	0.2
Intersegment sales	88.9	6.3	10.2	8.8	3.8	-118.0	0	—
Total revenue	300.8	110.5	130.4	106.3	24.3	-118.0	165.3	719.6

Results
Segment results before FV adjustment	39.0	15.0	16.9	1.7	- 8.2	—	-20.3	44.1
FV adjustment	10.9	13.8	24.4	8.6	- 0.4	—	—	57.3
Segment results after FV adjustment	49.9	28.8	41.3	10.3	- 8.6	—	-20.3	101.4
Net finance costs								-7.5
Share of profit of associates and joint ventures								9.1
Profit before tax								103.0
Income tax expense								- 24.6
Profit for the period								78.4

	1 January - 31 December 2006
	Salmon				New Species	Eliminations	Unallocated	Total
Currency: €m	Norway	UK & Ireland	Chile	Canada
Revenue
Sales to external customers	434.9	195.7	270.3	129.9	34.9	—	50.0	1,115.7
Sales to related parties	1.1	—	—	—	—	—	—	1.1
Total revenue	436.0	195.7	270.3	129.9	34.9		50.0	1,116.8

Results
Segment results before FV adjustment	131.7	31.5	73.0	27.5	- 7.4	—	- 22.2	234.1
FV adjustment	- 4.6	- 7.4	- 0.5	11.4	1.2	—	—	0.1
Segment results after FV adjustment	127.1	24.1	72.5	38.9	- 6.2	—	- 22.2	234.2
Net finance costs								-3.0
Share of profit of associates and joint ventures								16.0
Profit before tax								247.2
Income tax expense								-46.0
Profit for the period								201.2

29 April 2005 - 31 December 2005 - Unaudited restated
New
	Salmon				Species	Eliminations	Unallocated	Total
UK &
Currency: €m	Norway	Ireland	Chile	Canada
Other segment information
Capital expenditure
- Intangible assets	0.2	—	—	—	—	—	—	0.2
- Property, plant & equipment	8.7	2.5	9.9	—	5.5	—	2.1	28.7
Deprecation	- 8.5	- 6.0	- 6.9	- 4.5	- 2.2	—	- 1.9	- 30.0
Amortisation	- 0.1	—	- 0.1	- 0.1	—	—	—	- 0.3
Impairment losses recognised in profit or loss	- 3.3	—	—	—	—	—	—	- 3.3
Other non-cash expenses	—	- 5.6	—	- 3.5	—	—	- 2.7	- 11.8

	1 January - 31 December 2006
					New
	Salmon				Species	Eliminations	Unallocated	Total
		UK &
Currency: €m	Norway	Ireland	Chile	Canada
Other segment information
Capital expenditure
- Intangible assets	—	—	—	0.1	—	—	0.2	0.3
- Property, plant & equipment	14.4	9.0	21.0	4.9	1.2	—	0.8	51.3
Deprecation	- 10.9	- 9.5	- 10.9	- 5.7	- 3.7	—	- 1.6	- 42.3
Amortisation	—	—	—	—	—	—	- 0.1	- 0.1
Impairment losses recognised in profit or loss	—	—	—	—	—	—	—	—
Other non-cash expenses	- 1.4	- 2.2	- 0.4	- 0.1	0.5	—	- 2.0	- 5.6

	31 December 2005 - Unaudited restated
					New
	Salmon				Species	Eliminations	Unallocated	Total
		UK &
Currency: €m	Norway	Ireland	Chile	Canada
Assets and liabilities
Segment Assets	460.4	176.0	345.2	130.9	105.1	- 139.8	125.4	1,203.2
Investments in associates and joint ventures	21.6	—	—	1.8	—	—	—	23.4
Total assets	482.0	176.0	345.2	132.7	105.1	- 139.8	125.4	1,226.6

Segment liabilities	241.8	94.9	169.8	94.9	80.9	139.8	- 265.6	556.5

	31 December 2006
					New
	Salmon				Species	Eliminations	Unallocated	Total
		UK &
Currency: €m	Norway	Ireland	Chile	Canada
Assets and liabilities
Segment Assets	515.4	175.9	356.9	99.6	72.7	- 56.6	91.5	1,255.4
Investments in associates and joint ventures	33.4	—	—	1.4	—	—	—	34.8
Total assets	548.8	175.9	356.9	101.0	72.7	- 56.6	91.5	1,290.2

Segment liabilities	221.3	36.4	160.2	66.0	58.3	- 56.6	- 21.4	464.2

Geographical segments

The following table presents revenue, capital expenditure and assets by geographical segment. Segment revenue is based on the location of the customer and segment assets are based on location of assets. New species have been allocated to geographical areas compared to the information in the business segments.

	29 April 2005 - 31 December 2005 - Unaudited restated
			North
Currency: €m	Europe	Chile	America	Asia	Eliminations	Total

Revenue	406.7	130.6	109.5	135.2	-62.4	719.6

Capital expenditure	17.4	10.7	—	0.6	—	28.7

Segment assets	701.9	305.3	199.1	122.8	-102.5	1,226.6

	1 January - 31 December 2006
			North
Currency: €m	Europe	Chile	America	Asia	Eliminations	Total

Revenue	546.2	2.9	284.9	282.8	—	1,116.8
Capital expenditure	25.0	21.0	4.9	0.7	—	51.6

Segment assets	756.7	316.7	168.4	73.4	-25.0	1,290.2

3. OTHER INCOME

		Unaudited
Currency: €m	2006	2005
Gains on sale of financial assets	0.7	0.5
Government grants	0.7	0.4
Revenue from by-products	25.1	2.5
Net gain on sale of property, plant and equipment	2.5	0.8
Other	6.1	0.4
Total	35.1	4.6

The shares in Eidane Smolt (Norway) were sold during 2006 resulting in a gain of EUR 1.1 million. In 2006 also the shares in Stolt Polar (Norway) were sold, resulting in a loss of 0.4 million.

Government grants relate to capital expenditures for equipment in Ireland. All grants carry repayment conditions (normally 10 years) but a reducing balance applies over that period of time. The current liability at 31 December 2006 of government grants (EUR 3.4 million) would be an indicator of the amount likely to be required to be repaid, if all grant aided assets were sold.

The net gain on sale of property, plant and equipment includes a loss of 1.5 million relating to the closing of the Barramundi Farming activities (Australia) and a gain of 1.2 million on the sale of assets & equipment in Finnmark & Freshwater within Norway.

The revenues from by products mainly consist of sales from fresh water operations (like sale of smolts).

4. PERSONNEL EXPENSES

			Unaudited
Currency: €m	Notes	2006	2005

Wages and salaries		118.2	85.9
Social security contributions		9.2	9.9
Pension costs for defined benefit plans	22	-9.8	-2.4
Contributions to defined contribution plans		3.3	1.6
Third party staff		5.6	3.0
Other personnel expenses		9.5	9.0
Total		136.0	107.0

Restructuring costs

During the year Marine Harvest incurred restructuring costs because of rationalisation of the business in several countries. In the UK Marine Harvest closed down a small part of the procession plant. In Asia, Marine Harvest rationalised the trading of non-salmon sales. In both areas restructuring cost occurred because people were made redundant.

As a result of the acquisition of Marine Harvest by Pan Fish ASA the head office of Marine Harvest in Holland will be closed. The head office of the new group will be located in Norway. For the people who were affected by this closure a social plan has been established. The costs of this social plan are taken into account as restructuring costs.

Total restructuring cost included in the other personal expenses for 2006 amount to EUR 3.1 million.

5. OTHER OPERATING EXPENSES

			Unaudited
Currency: €m	Notes	2006	2005
Restructuring	23	0.2	5.5
Claims	23	-0.8	2.9
Onerous contracts	23	—	3.8
Changes in other provisions	23	—	0.4
Impairment loss on trade and other receivables		1.4	3.8
Provisions and impairment losses		0.8	16.4

Losses on divestments		0.0	3.7

Energy & utility		8.9	4.9
Rent & lease (minimum lease payments)	26	7.8	4.7
Maintenance & repair		18.5	11.9
Insurance		12.6	5.3
IT		3.2	1.3
Communication		3.3	2.3
Advertising & promotion		3.1	2.4
Consultancy		13.5	7.3
Travel		5.9	4.2
Foreign exchange results and other financial expenditure		0.7	2.9
Other		3.9	7.1
Other operating expenses		81.4	54.3

Total		82.2	74.4

The aggregate amount of research and development expenditure recognised as an expense in the period amounts to EUR 1.3 million, which was in 2005 EUR 0.9 million (unaudited).

6. NET FINANCING COSTS

		Unaudited
Currency: €m	2006	2005
Interest and similar income	4.3	1.0
Net foreign exchange gain	4.2	—
Total financial income	8.5	1.0

Interest and similar charges	-11.5	-8.5
Total financial expenses	-11.5	-8.5

Net financial income and expenses	-3.0	-7.5

Financial expenses mainly consist of the interest on the syndicated loan (in 2005 mainly the shareholders’ loan).

7. INCOME TAX EXPENSE

The major components of income tax expense for the financial year ended 31 December 2006 and 31 December 2005 are the following.

7.1 Recognised in the income statement

			Unaudited
			restated
Currency: €m	Notes	2006	2005
Current tax expense
Current year		-18.6	-9.2
Adjustment for prior years		2.1	-0.3
		-16.5	-9.5
Deferred tax expense
Origination and reversal of temporary differences		-12.7	-10.6
Utilisation of tax losses recognised		-32.1	-9.3
Reduction in tax rate		0.8	—
Benefit of tax losses recognised		14.6	3.6
Adjustment for prior years		-0.1	1.2
	15	-29.5	-15.1
Total income tax expense in income statement		-46.0	-24.6

As a result of the acquisition by Pan Fish ASA, Marine Harvest Norway is able to utilize tax losses of Pan Fish ASA for a total amount of EUR 14.1 million (NOK 116.5 million) to reduce its current tax exposure with no consequential impact on total tax expense. The total amount of tax is EUR 4 million (NOK 32.6 million) at applicable rate of 28%.

This amount is included in the amount of EUR -/- 32.1 million (utilisation of tax losses recognised).

7.2 Reconciliation of effective tax rate

Reconciliation of the weighted average statutory income tax rate as a percentage of profit before tax and the effective tax rate is as follows:

			Unaudited restated
Currency: €m	2006		2005
Profit before tax		247.2		103.0

Average tax rate	26.1%	64.5	25.4%	26.2
Utilisation of tax losses previously not recognised	-3.8%	-9.3	-1.0%	-1.0
Current year losses not recognised	1.4%	3.4	3.5%	3.6
Recognition of tax losses from prior years	-2.2%	-5.3	-3.5%	-3.6
Tax exempt revenues	-1.8%	-4.5	-5.5%	-5.7
Non deductible items	—	—	5.8%	6.0
Effect of tax rates in foreign jurisdictions	-0.3%	-0.8	—	—
Under (over) provided in prior years	-0.8%	-2.0	-0.8%	-0.9
Effective tax rate	18.6%	46.0	23.9%	24.6

7.3 Current and deferred tax recognised directly in equity

			Unaudited
Currency: €m	Notes	2006	2005
Deferred tax related to loan forgiveness	15	—	-1.6
Deferred tax related to cash flow hedge result	15	-0.1	-0.7
Current tax related to revaluation of loans to subsidiaries		1.3	—
Income tax expense reported in equity		1.2	-2.3

The effect of the revaluation of loans to subsidiaries results in a current tax receivable. In 2006 a total amount of EUR 1.2 million has been recognised directly in equity.

8. CURRENT TAX RECEIVABLE AND PAYABLE

Current tax represents the total amount of income taxes due to or recoverable from tax authorities related to current and prior periods netted with any tax payments or tax refunds.

9. DIVESTMENTS

Under a Sale and Purchase Agreement dated and executed on 22 December 2006, Marine Harvest US Inc. has sold its interest in Sterling Caviar LLC to Stolt Sea Farm Investment B.V, a wholly-owned subsidiary of Stolt-Nielsen S.A. for a price of approximately USD 3.8 million, which represents the book value of the operations. Sterling Caviar is based in Sacramento, CA. Caviar is not the core business of Marine Harvest.

The shares in Stolt Polar AS (53.4% ownership), a VAP plant, were sold during 2006 resulting in a loss of EUR 0.4 million on the bookvalue (see note 3).

On 13 December 2006 the Supervisory Board agreed to the ceasing of the Barramundi activities as performed by Marine Harvest Australia Pty Ltd. Due to the loss of majority of the farm from a storm, the decision was made to close down operations. The barramundi farm plant and equipment were sold to the Tiwi Land Council while the Water Lease transferred on the 15th December 2006. The packing shed plant and equipment were sold in January 2007. The loss on disposal of assets and equipment cumulate to the amount of EUR 1.5 million (see Note 3).

Considering the small financial impact on the financial statements, no further disclosures have been provided.

10. INVESTMENTS

In 2006 Marine harvest increased its share in Agder Smolt from 89% to 100%. This transaction was financed with the conversion of a loan to shares.

The shareholding in North America Tilapia was increased to 100%.

The impact of these investments is not significant to the financial statements of Marine Harvest N.V.

11. PROPERTY, PLANT AND EQUIPMENT

The following table shows the movements in property, plant and equipment during the financial year ended 31 December 2005 (unaudited).

		Machinery	Other	Prepayments
	Land and	and	Tangible	& construction
Currency: €m	Buildings	Installations	Fixed Assets	in progress	Total
Cost	0.0	0.0	0.0	0.0	0.0
Accumulated depreciation	0.0	0.0	0.0	0.0	0.0

Balance at 31 December 2004 - Unaudited	0.0	0.0	0.0	0.0	0.0

Contribution of fish farming activities at 29 April 2005 - Unaudited	59.6	121.0	10.5	10.1	201.2

Capital expenditure	2.2	23.6	1.8	1.1	28.7
Disposals	-0.4	-6.9	0.2	-0.1	-7.2
Deconsolidations	-1.9	-4.8	-0.8	-0.5	-8.0
Changes in exchange rates	2.8	6.3	0.4	0.4	9.9
Total changes in cost	2.7	18.2	1.6	0.9	23.4

Disposals	0.1	3.1	0.2	0.0	3.4
Impairment losses	-2.6	-0.7	0.0	0.0	-3.3
Depreciation	-2.9	-23.9	-3.2	0.0	-30.0
Changes in exchange rates	0.0	0.1	0.3	0.1	0.5
Total changes in accumulated depreciation and impairment losses	-5.4	-21.4	-2.7	0.1	-29.4

Total changes in bookvalue	-2.7	-3.2	-1.1	1.0	-6.0

Cost	62.3	139.2	12.1	11.0	224.6
Accumulated depreciation and impairment losses	-5.4	-21.4	-2.7	0.1	-29.4
Balance at 31 December 2005 - Unaudited	56.9	117.8	9.4	11.1	195.2

The following table shows the movements in property, plant and equipment during the financial year ended 31 December 2006.

			Other	Prepayments
		Machinery	Tangible	&
	Land and	and	Fixed	construction
Currency: €m	Buildings	Installations	Assets	in progress	Total
Cost	62.3	139.2	12.1	11.0	224.6
Accumulated depreciation	-5.4	-21.4	-2.7	0.1	-29.4
Balance at 31 December 2005 - Unaudited	56.9	117.8	9.4	11.1	195.2
Capital expenditure	4.8	41.5	4.3	0.7	51.3
Disposals	-2.5	-18.4	-6.0	-0.3	-27.2
Deconsolidations	-3.0	-2.7	0.0	-0.2	-5.9
Changes in exchange rates	-2.8	-7.3	-1.0	-0.9	-12.0
Total changes in cost	-3.5	13.1	-2.7	-0.7	6.2
Disposals	0.9	15.6	5.3	0.0	21.8
Deconsolidations	0.2	0.4	0.0	0.0	0.6
Impairment losses	0.0	0.0	0.0	0.0	0.0
Depreciation	-4.2	-33.9	-4.2	0.0	-42.3
Changes in exchange rates	0.2	2.1	0.3	0.0	2.6
Total changes in accumulated depreciation and impairment losses	-2.9	-15.8	1.4	0.0	-17.3
Total changes in bookvalue	-6.4	-2.7	-1.3	-0.7	-11.1
Cost	58.8	152.3	9.4	10.3	230.8
Accumulated depreciation and impairment losses	-8.3	-37.2	-1.3	0.1	-46.7
Balance at 31 December 2006	50.5	115.1	8.1	10.4	184.1

The book value of leased property, plant and equipment amounts to EUR 1.7 million and relates to a processing plant in France and machinery in Norway. We refer to the disclosure on finance lease liabilities in section 21.3 of this report.

The amount of capital commitments at 31 December 2006 is EUR 6.1 million. This mainly relates to fish farming equipment.

12. INTANGIBLE ASSETS

The following table shows the movements in intangible assets during the financial year ended 31 December 2005 (unaudited).

Currency: €m	Goodwill	Concessions	Software	Total
Cost	0.0	0.0	0.0	0.0
Accumulated amortisation	0.0	0.0	0.0	0.0
Balance at 31 December 2004 - Unaudited	0.0	0.0	0.0	0.0
Contribution of fish farming activities at 29 April 2005 - Unaudited	14.9	89.5	0.4	104.8
Capital expenditure	0.0	0.0	0.2	0.2
Disposals	0.0	-6.9	-0.1	-7.0
Changes in exchange rates	1.4	2.5	0.0	3.9
Total changes in cost	1.4	-4.4	0.1	-2.9
Amortisation	0.0	0.0	-0.3	-0.3
Total changes in accumulated depreciation	0.0	0.0	-0.3	-0.3
Total changes in book value	1.4	-4.4	-0.2	-3.2
Cost	16.3	85.1	0.5	101.9
Accumulated amortisation	0.0	0.0	-0.3	-0.3
Balance at 31 December 2005 - Unaudited	16.3	85.1	0.2	101.6

The following table shows the movements in intangible assets during the financial year ended 31 December 2006.

Currency: €m	Goodwill	Concessions	Software	Total
Cost	16.3	85.1	0.5	101.9
Accumulated amortisation	0.0	0.0	-0.3	-0.3
Balance at 31 December 2005 - Unaudited	16.3	85.1	0.2	101.6
Capital expenditure	0.0	0.1	0.2	0.3
Disposals	0.0	-1.1	0.0	-1.1
Changes in exchange rates	-1.7	-3.2	0.2	-4.7
Total changes in cost	-1.7	-4.2	0.4	-5.5
Amortisation	0.0	0.0	-0.1	-0.1
Total changes in accumulated depreciation	0.0	0.0	-0.1	-0.1
Total changes in book value	-1.7	-4.2	0.3	-5.6
Cost	14.6	80.9	0.6	96.1
Accumulated amortisation	0.0	0.0	-0.1	-0.1
Balance at 31 December 2006	14.6	80.9	0.5	96.0

Impairment test for cash-generating units containing goodwill

The carrying amount of goodwill of EUR 14.6 million relates to Stolt Sea Farm Chile. The Group has calculated the value in use of the Marine Harvest Chilean operations as one cash generating unit to determine whether impairment is needed on goodwill and concessions (see below). The Company has used the following main assumptions:

A market price of Urner Barry Miami of USD 2.70/lb from 2008 onwards and a cost price based on current costs less a budgeted improvement.

A yearly volume increase of 12% until 2010 was used, 9% from 2010 to 2015 and a 3% perpetual growth onwards.

The projected cash flows were discounted at 8.2% (pre tax).

Marine Harvest has used a longer than 5 year period for calculation expected cash flows given the long term operations in Chile. Due to the positive outlook on profitability management assesses no need for impairment of the goodwill and concessions relating to the Chilean operations.

Concessions

Concessions comprise fish-farming rights. The following table shows the breakdown of these fish-farming rights.

	Number of concessions		Value
		Unaudited		Unaudited
Currency: €m	2006	2005	2006	2005
Fish farming rights Norway	105	116	76.0	78.6
Fish farming rights Chile	131	126	4.9	5.9
Fish farming rights Other			—	0.6
Total			80.9	85.1

During 2006 the fish farming rights in Finnmark (Norway) have been sold.

Marine Harvest has also fish farming rights in Canada and Scotland which are not valuated in the balance sheet.

The fish-farming rights have been assessed to have an indefinite useful life. The concessions are not amortised, since these have indefinite useful lives. The concessions are tested annually for impairment or when triggers for impairment are identified.

Impairment test for intangible assets with indefinite useful lives

The Group has calculated the value in use of the Norwegian salmon operations as one Cash generating unit to determine whether impairment was needed on the fish farming rights. The Company has used the following main assumptions:

A market price of FHL, 4-5 kg, NOK 22.50 for the perpetual period and a cost price based on current cost level less a budgeted improvement.

For the period between 2007-2010 volume increases have been used between 0.3% up to 15.5% ; No volume increase in the perpetual period was used.

The projected cash flows were discounted at 8.9% (pre tax).

Marine Harvest has used a longer than 5 year period for calculation expected cash flows given the long term operations in Norway. Due to the positive outlook on profitability management assesses no need for impairment of the fish farming rights in Norway.

13. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

13.1 Investments in associates

The Group has the following investments in associates as at 31 December:

			Ownership
		Ownership	2005
Name	Country	2006	Unaudited
Centre for Aquaculture Competence AS	Norway	33.0%	33.3%
Eidane Smolt AS	Norway	—	33.3%
Finnøy Fisk AS	Norway	45.0%	45.0%
Hjelmeland Eiendomsselskap AS	Norway	25.0%	25.0%
Laksetransport AS	Norway	—	35.0%
Nova Sea AS	Norway	42.2%	44.5%
Seafarm Invest AS(1)	Norway	—	42.0%
Vagafossen Settefisk AS	Norway	48.0%	48.0%

(1)             Nova Sea AS has merged into Seafarm Invest AS, upon which the latter has been renamed into Nova Sea AS.

The following table shows a summary of unaudited financial information on associates, based on 100% ownership.

	Unaudited		Unaudited
	31 December 2005		29 April 2005 - 31 December 2005
	Total	Total			Result
Currency: €m	assets	liabilities	Revenues	Expenses	after tax
Centre for Aquaculture Competence AS	2.1	2.5	—	0.1	- 0.1
Eidane Smolt AS	1.5	0.9	0.9	0.8	0.1
Finnøy Fisk AS	3.0	1.8	1.6	0.5	0.8
Hjelmeland Eiendomsselskap AS	0.6	0.5	—	—	—
Laksetransport AS	5.8	4.2	1.4	1.3	0.0
Nova Sea AS	7.4	4.2	4.5	4.3	0.1
Seafarm Invest AS	72.4	42.7	49.2	25.7	16.9
Vagafossen Settefisk AS	2.7	1.2	1.2	0.9	0.2
	95.5	58.0	58.8	33.6	18.0

	31 December 2006		01 January 2006 - 31 December 2006
	Total	Total			Result
Currency: €m	assets	liabilities	Revenues	Expenses	after tax
Centre for Aquaculture Competence AS	0.9	-2.0	3.9	4.4	- 0.4
Finnøy Fisk AS	4.8	-1.1	3.7	0.1	2.5
Hjelmeland Eiendomsselskap AS	0.6	0.5	—	—	—
Nova Sea AS	111.8	39.3	87.2	41.5	32.9
Vagafossen Settefisk AS	1.8	-0.7	1.9	1.6	0.2
	119.9	36.0	96.7	47.6	35.2

The financial information on associates is based on reporting date 30 November since information on 31 December was not yet available. The presented financial information is based on the accounting principles of Marine Harvest.

There are no restrictions on the ability of associates to transfer funds to Marine Harvest in the form of cash dividends or repayment of loans or advances.

In the course of 2006 Marine Harvest sold its interest in Laksetransport AS and Eidane Smolt AS.

13.2 Investments in joint ventures

The Group has the following investments in joint ventures as at 31 December:

			Unaudited
		Ownership	Ownership
Name	Country	2006	2005
Englewood Packing Co. Ltd	Canada	50%	50%

The following table shows a summary of unaudited financial information on this joint venture, based on 100% ownership.

	Unaudited 31 December 2005		Unaudited 29 April 2005 - 31 December 2005
		Total			Result after
Currency: €m	Total assets	liabilities	Revenues	Expenses	tax
Englewood Packing Co. Ltd	4.3	0.7	4.7	4.3	0.3

	31 December 2006		01 January 2006 - 31 December 2006
		Total			Result after
Currency: €m	Total assets	liabilities	Revenues	Expenses	tax
Englewood Packing Co. Ltd	3.3	0.6	5.7	5.0	0.5

14. OTHER FINANCIAL ASSETS

			Unaudited
Currency: €m	Notes	2006	2005
Other investments		0.1	0.0
Loans to related parties	29	2.0	5.1
Loans to third parties		0.8	1.5
Total		2.9	6.6

The loans to related parties comprise two long-term loans to associates.

15. DEFERRED TAX ASSETS AND LIABILITIES

15.1 Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
		Unaudited		Unaudited		Unaudited
		restated		restated		restated
Currency: €m	2006	2005	2006	2005	2006	2005
Biological assets and inventories	-15.0	-20.1	93.5	95.7	78.5	75.6
Property, plant and equipment	-15.2	-18.6	3.6	3.8	-11.6	-14.8
Intangible assets	-1.3	-2.5	15.2	16.3	13.9	13.8
Receivables	-1.5	-1.7	—	—	-1.5	-1.7
Provisions	-4.0	-4.3	2.8	—	-1.2	-4.3
Other items	-3.7	-11.3	2.9	17.2	-0.8	5.9
Tax value loss carry-forwards recognised	-2.2	-22.0	—	—	-2.2	-22.0
Tax (assets) / liabilities	-42.9	-80.5	118.0	133.0	75.1	52.5
Set off of tax	38.4	73.0	-38.4	-73.0	—	—
Deferred tax assets / liabilities	-4.5	-7.5	79.6	60.0	75.1	52.5

The movements in deferred tax assets and liabilities are shown in the following table.

			Unaudited
			restated
Currency: €m	Notes	2006	2005
Balance at 1 January		52.5	—
Contributed deferred tax assets and liabilities on 29 April 2005		—	30.7
Recognised in income	7	29.5	15.1
Recognised in equity	7	0.1	2.3
Investments		-0.2	—
Divestments		0.3	—
Currency differences		-4.4	3.4
Other movements		-2.7	1.0
Balance at 31 December		75.1	52.5

	Unaudited
	restated
	balance 31	Recognised	Recognised			Other	Currency	Balance 31
Currency: €m	Dec 05	in income	in equity	Investments	Divestments	movements	results	Dec 06
Biological assets and inventories	75.6	10.5	—	—	—	-2.7	-4.9	78.5
Property, plant and equipment	-14.8	2.2	—	0.3	—	—	0.7	-11.6
Intangible assets	13.8	1.0	—	—	—	—	-0.9	13.9
Receivables	-1.7	0.1	—	—	—	—	0.1	-1.5
Provisions	-4.3	3.0	—	—	—	—	0.1	-1.2
Other items	5.9	-6.9	0.1	—	—	—	0.1	-0.8
Tax value loss carry-forwards recognised	-22.0	19.6	—	-0.5	0.3	—	0.4	-2.2
Total (assets) / liabilities	52.5	29.5	0.1	-0.2	0.3	-2.7	-4.4	75.1

Deferred tax assets and liabilities from temporary differences have been recognised in the balance sheet amounting to EUR 77.3 million relate to items where the tax basis is higher or lower than accounting basis.

In 2006 Marine Harvest Norway has taken into account the possibility to utilise the tax losses of Pan Fish ASA for a total amount of EUR 14.1 million (NOK 116.5 million). The total amount of deferred tax is EUR 4 million (NOK 32.6 million) at applicable rate of 28%. This amount is included in the tax value loss carry-forwards recognised, but will ultimately be paid to Pan Fish ASA

15.2 Unrecognised deferred tax assets

On 31 December 2006, operating tax losses carry-forwards, for which no deferred tax assets have been recognised, amounted to EUR 62.3 million, of which EUR 0.3 million will expire within five years. EUR 1.4 million of these tax losses are available indefinitely. Furthermore the Company has capital losses of EUR 2.8 million for which no deferred tax asset has been recognised.

16. INVENTORIES

		Unaudited
Currency: €m	2006	2005
Raw Materials	18.2	17.9
Finished Products	44.3	51.6
Total	62.5	69.5

In the normal course of business retentions from suppliers exist on inventory of raw materials.

17. BIOLOGICAL ASSETS

		Unaudited
		restated
Currency: €m	2006	2005
Balance at 1 January	498.4
Contribution of fish farming activities at 29 April 2005		421.3
Changes in biological assets
Expenses capitalised - Cost put to stock	485.3	322.4
FV adjustment of fish	0.1	57.2
Decrease due to harvest - Release from stock	-430.8	-306.0
Acquisition biological assets	0.3	0.0
Divestment biological assets	-2.9	-18.8
Exchange results	-30.3	22.3
Total changes in biological assets	21.7	77.1
Balance at 31 December	520.1	498.4

During the financial year ending 31 December 2006 the harvested volumes were in total 254,000 ton Whole Fish Equivalent.

The following table provides a summary of the fair value adjustment on marketable fish.

		Unaudited
		restated
Currency: €m	2006	2005
WFE (tonnes)	175,926	179,746
Full Cost value	419.3	396.7
FV Adjustment	100.8	101.7
Fair value at 31 December	520.1	498.4

The biomass is insured for an annual cumulative mortality above EUR 12.1 million until a maximum of EUR 34.9 million annual cumulative mortality.

18. TRADE AND OTHER RECEIVABLES

		Unaudited
Currency: €m	2006	2005
Trade receivables third parties	131.2	126.9
Trade receivables related parties	1.6	8.4
Prepayments	7.9	8.4
Tax (not income tax)	13.6	13.3
Fair value interest rate swaps	2.5	2.3
Fair value foreign exchange contracts	0.0	0.7
Divestment East Coast Canada	2.3	21.8
Other receivables	4.6	17.3
Total	163.7	199.1

With the exception of the receivable related to the divestment of East Coast Canada the trade and other receivables are expected to be recovered within one year.

19. CASH AND CASH EQUIVALENTS

		Unaudited
Currency: €m	2006	2005
Deposits	197.4	69.3
Positive bank account balances	23.4	8.9
Cash in transit	0.6	43.2
Cash in hand	0.1	0.1
Cash and cash equivalents	221.5	121.5
Bank overdrafts	-58.7	-68.5
Cash and cash equivalents in the cashflow statement	162.8	53.0

Cash and cash equivalents are at the Group’s free disposal.

20. EQUITY

The movements in capital and reserves are presented in the consolidated statement of changes in equity.

Equity attributable to the equity holders of the parent can be specified as follows.

		Unaudited
		restated
Currency: €m	2006	2005
Share capital	0.1	0.1
Share premium reserve	564.8	564.8
Retained earnings	84.0	5.8
Net earnings current year	201.0	78.5
Hedging reserve	1.8	1.6
Translation reserve	-25.7	17.5
Total	826.0	668.3

20.1 Share capital and share premium reserve

At 31 December 2006 the authorised share capital comprised 225,000 ordinary shares with a par value of EUR 1.

The Company issued 60,000 shares. Until December 29, 2006 45,000 ordinary shares were issued to Nutreco Holding NV and 15,000 ordinary shares to Stolt-Nielsen SA. As per December 29, 2006 all 60,000 issued shares were transferred to Pan Fish ASA

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

Share premium reserve

The share premium relates to the contribution of the fish farming activities insofar as this exceeds the nominal value of the shares issued.

Pledge on issued shares

As part of the sale of the Marine Harvest shares to Geveran Trading Co Ltd with subsequent sale thereof to Pan Fish ASA, a first ranking right of pledge was created and perfected on the (to be) issued shares of Marine Harvest in favour of DnB NOR Bank ASA by a deed of pledge on 28 March 2006. Pursuant to the creation of this pledge Nutreco Holding N.V. and Stolt-Nielsen SA received a prepayment of the purchase price, pending the various clearance procedures.

On the actual transfer of the ownership to the Marine Harvest shares, December 29, 2006, Pan Fish ASA assumed all rights, obligations and liabilities of Nutreco Holding N.V. and Stolt-Nielsen SA under the aforesaid deed of pledge. Per the same date, Nutreco Holding N.V. and Stolt-Nielsen SA were released from the obligations and liabilities under said deed.

20.2 Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge the Company’s net investment in a foreign subsidiary.

20.3 Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

20.4 Dividend

The Company did not pay dividends in the financial year ended 31 December 2006. After 31 December 2006 dividends for an amount of EUR 80.3 million were proposed by the Executive Board for 2006. Dividends have not been provided for and there are no income tax consequences.

21. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about contractual terms of the Group’s interest-bearing loans and borrowings. Reference is made to note 25 for more information about the Group’s exposure to interest rate and foreign currency risk.

21.1 Interest-bearing loans and borrowings

The book value of interest-bearing loans and borrowing is specified in the following table.

		Unaudited
Currency: €m	2006	2005
Non-current liabilities
Shareholders loan	—	210.6
Syndicated loans	138.3	—
Financial lease	2.0	2.4
Long term bank loans	1.9	7.2
Other long term loans-third parties	—	1.4
Total interest bearing loans and borrowings	142.2	221.6

At 31 December 2005, Marine Harvest NV had long term loans from its shareholders, created upon contribution of the fish farming activities at 29 April 2005. The principal amounts of these loans were NOK 814.2 million (unaudited), GBP 17.0 million (unaudited), CAD 40.0 million (unaudited) and USD 64.6 million (unaudited). Interest was based on Libor of the respective currency plus a credit margin of 1.5%. The loans were unsecured and had a maturity of 5 years.

On 10 February 2006 the Group signed a new 5 year multicurrency committed unsecured revolving credit facility of EUR 350.0 million. The Group has used the proceeds of this new credit facility to repay the shareholder’s loans and for general corporate purposes. The interest rates are based on Euribor or Libor of the optional currency, whereas the interest margin is a function of the ratio of net senior debt to EBITDA, currently 60 points above Euribor and Libor. According to the syndicated loan agreement the financial covenants states that the minimum consolidated solvency ratio should not be less then 40%. In any relevant period the consolidated EBITDA should not be less than 3.1 to 1 to net interest expense for that period.

To hedge the variable interest rate risk, interest rate swaps (IRS) have been contracted for all principal amounts of drawings under the syndicated loan, which matures in 2007-2009. The market value of the IRS’s amount to EUR 2.5 million.

The average fixed interest on the interest-bearing loans and borrowings as at 31 December 2006 is 3.37% and the average variable interest rate on the interest-bearing loans and borrowings as at 31 December 2006 is 4.84%. The interest rates of the major currencies are ranging from 4.20% to 5.30% depending on the currency of the debt.

The Group has credit facilities amounting to an equivalent of EUR 123.6 million, of which EUR 25 million is on corporate level with Rabobank, 8.5 million is available with the cash management for operating companies in Norway. The remainder is predominantly in Chile with local banks.

21.2 Net interest bearing debt

Net interest bearing debt is shown in the following table.

			Unaudited
Currency: €m	Notes	2006	2005
Non-current interest-bearing loans and borrowings		142.2	221.6
Bankoverdrafts	19	58.7	68.5
Cash and cash equivalents	19	-221.5	-121.5
Total net interest bearing debt		-20.6	168.6

The net interest bearing debt can be split into the following currencies.

	Euro equivalents
		Unaudited
Currency: €m	2006	2005
CAD	- 8.6	19.5
EUR	- 18.0	- 53.6
GBP	- 5.6	23.6
NOK	- 12.1	109.7
USD	27.9	74.4
JPY	- 2.3	- 3.8
Other currencies	- 1.9	- 1.2
Total net interest bearing debt	- 20.6	168.6

21.3 Finance lease liabilities

The total minimum lease payments under financial lease agreements are presented in the following table.

	2006			Unaudited 2005
	Minimum			Minimum
	lease			lease
Currency: €m	payments	Interest	Principal	payments	Interest	Principal
Less than one year	0.3	0.1	0.2	0.5	0.1	0.4
Between one and five years	1.5	0.2	1.3	1.5	0.2	1.3
More than five years	0.2	—	0.2	0.4	—	0.4
	2.0	0.3	1.7	2.4	0.3	2.1

The finance lease liability mainly relates to financial lease agreements with regard to a processing plant in France and lease of machinery in Norway.

22. EMPLOYEE BENEFITS

The breakdown of the liability in the balance sheet relating to employee benefits is presented in the following table.

		Unaudited
Currency: €m	2006	2005
Net pension liability	12.1	23.6
Long term award plan	—	0.4
Total liability employee benefits	12.1	24.0

	Defined benefit pension
	plans
		Unaudited
Currency: €m	2006	2005
Present value of funded obligations	50.4	74.0
Fair value of plan assets	-34.3	-40.5
Present value of net obligations	16.1	33.5
Unrecognised actuarial gains and losses	-4.0	-9.9
Total net pension liability	12.1	23.6

22.1 Liability for defined benefit obligations

Marine Harvest has both defined benefit and defined contribution plans that provide pension benefits for employees upon retirement. The company has defined benefits plans in Norway and United Kingdom.

Per 1 April 2006 Marine Harvest Norway changed the pension agreements from defined benefit to defined contribution for the maturity of the employees. This change impacts 8 plans. As a result of this change a curtailment gain of EUR 12.4 million has been recorded. There are at 31 December 2006 some defined benefit plans left in Norway for e.g. retired employees and early retirement amounting to a net pension liability of EUR 2.8 million. These plans are for a limited number of employees at 31 December 2006. All the other employees in Marine Harvest Norway are included in the new agreement which is a defined contribution plan.

The UK pension liability of EUR 9 million at 31 December 2006 represents a closed defined benefit scheme. This obligation is a final salary scheme.  The actual assets are for 63% invested in equity and for 37% invested in government security bonds.

In 2005 other post employment benefits refer to contractual agreements with Marine Harvest employees for jubilee.

22.2 Movement in the net liability for defined benefit obligations recognised in the balance sheet

The changes in the net liability for defined benefit obligation are as follows.

	Defined benefit pension
	plans
		Unaudited
Currency: €m	2006	2005
Net liability for defined benefit obligations beginning of year	23.6	—
Contribution of fish-farming activities on 29 April 2005	—	27.6
Contributions paid	- 1.5	- 1.5
Expense recognised in the income statement (see below)	- 9.8	- 2.4
Exchange differences on foreign plans	- 0.2	- 0.1
Net liability for defined benefit obligations at 31 December	12.1	23.6

22.3 Expense recognised for defined benefit plans in the income statement

			Unaudited
Currency: €m	Notes	2006	2005
Current service costs		1.6	2.9
Interest on obligation		2.5	2.1
Expected return on plan assets		- 1.6	- 1.7
Net actuarial gain or loss recognised in the year		0.1	0.4
Curtailment gains recognised		- 12.4	- 6.1
	4	- 9.8	- 2.4

22.4 Movement in the liability for defined benefit obligations

		Unaudited
Currency: €m	2006	2005
Benefit obligation at beginning of year	74.0	67.6
Benefits paid by the plan	- 1.1	- 0.7
Current service cost and interest	4.0	4.9
Plan Curtailments	- 24.6	- 6.5
Actuarial loss (gain)	- 1.7	8.4
Exchange rate changes	- 0.2	0.3
Liability for defined benefit obligations at 31 December	50.4	74.0

22.5 Movement in plan assets

Currency: €m	2006	Unaudited 2005
Fair value of plan assets at beginning of year	40.5	36.9
Contributions paid into the plan	1.3	1.4
Benefits paid by the plan	- 0.8	- 0.6
Expected Return on the plan assets	1.5	1.7
Actuarial (losses) gains	0.1	1.5
Plan curtailments	- 8.5	- 0.4
Exchange rate changes	0.2	—
Fair value of plan assets at 31 December	34.3	40.5

The actual return on plan assets in the financial year ended at 31 December 2006 amounts to 3.8% (EUR 1.5 million). Plan assets do not include investments in own shares or property occupied by the Group.

The curtailments gain mainly relate to the release of liabilities for defined benefit obligations in Norway due to a curtailment of the pension plan from defined benefit to defined contribution.

The Group expects to contribute less then EUR 0.5 million to its defined benefit pension plans in 2007.

22.6 Liability for defined benefit obligations

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2006	Unaudited 2005
Discount rate at 31 December	4.38%	4.39%
Expected rate of return on plan assets at 31 December	5.19%	5.97%
Future salary increases	2.25%	3.20%
Medical cost increase rate	n/a	n/a
Future pension increases	2.60%	2.71%

23. PROVISIONS

The movements in provisions for the year ended 31 December 2005 can be specified as follows (unaudited):

Currency: €m	Restructuring	Onerous contracts	Claims	Other	Total

Balance at 31 December 2004 - Unaudited	—	—	—	—	—

Contribution of fish farming activities at 29 April 2005 - Unaudited	0.7	—	—	0.1	0.8

Changes in bookvalue
Provisions made during the year	12.1	3.8	2.9	0.4	19.2
Provisions used during the year	-6.7	-0.9	—	—	-7.6
Changes in exchange rates	0.3	—	—	—	0.3
Total changes in bookvalue	5.7	2.9	2.9	0.4	11.9

Balance at 31 December 2005 - Unaudited	6.4	2.9	2.9	0.5	12.7

Non-current	—	—	2.9	0.1	3.0
Current	6.4	2.9	—	0.4	9.7
Total	6.4	2.9	2.9	0.5	12.7

The movements in provisions for the year ended 31 December 2006 can be specified as follows:

Currency: €m	Restructuring	Onerous contracts	Claims	Other	Total
Balance at 31 December 2005 - Unaudited	6.4	2.9	2.9	0.5	12.7

Changes in bookvalue
Provisions made during the year	3.3	—	-0.8	—	2.5
Provision used during the year	-5.9	—	-0.3	-0.5	-6.7
Changes in exchange rates	-0.2	-0.3	—	—	-0.5
Total changes in bookvalue	-2.8	-0.3	-1.1	-0.5	-4.7

Balance at 31 December 2006	3.6	2.6	1.8	—	8.0

Non-current	—	—	0.0	0.0	0.0
Current	3.6	2.6	1.8	—	8.0
Total	3.6	2.6	1.8	—	8.0

23.1 Restructuring provision

The 2005 provision for restructuring comprised mainly costs related to the restructuring of the Marine Harvest organisation after the contributions of Nutreco and Stolt-Nielsen and has been completed. The 2006 restructuring provision is mainly relating to the integration of Marine Harvest into Pan Fish ASA.

23.2 Provision for onerous contracts

The provision for onerous contracts relates to a lease contract for a closed processing factory in Scotland and a lease contract for a hatchery in Scotland. The company is still in process of settling these contracts.

23.3 Provision for claims

A number of claims are pending against Marine Harvest NV and certain of its group companies. While the outcome of these disputes cannot be predicted with certainty, management believes that, based upon legal advice and information received, the final decision will not materially affect the consolidated financial position. To the extent management has been able to estimate the expected outcome of these claims a provision has been recorded as per 31 December 2005 and 31 December 2006. It is not expected that the claims for which a provision has been established will lead to cash outflow within the next year. Litigation on these procedures has just started.

23.4 Other provisions

Other provisions relate to uninsured risks and guarantees and are mainly short-term in nature.

24. TRADE AND OTHER PAYABLES

Currency: €m	2006	Unaudited 2005
Trade creditors third parties	86.5	38.4
Trade creditors related parties	1.0	38.0
Taxes and social security contributions	7.7	6.5
Sales accruals	16.2	16.6
Invoices to be received	5.3	19.9
Personnel expenses	12.8	11.8
Accrued expenses	7.0	10.3
Fair value foreign exchange contracts	0.6	2.2
Other liabilities	11.7	13.9
Total	148.8	157.6

25. FINANCIAL INSTRUMENTS

Exposure to credit, interest rate and currency risks arise in the normal course of the Group’s business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

25.1 Interest rate risk

It is the Group’s policy to manage its interest rate risk exposure by fixing a significant part of interest rates of long-term debt. Any short-term debt used in financing is at floating interest rates. Interest rate swaps are applied only in relation to outstanding interest-bearing loans and borrowings with a variable interest.

The group classifies interest rate swaps as cash flow hedges and applies hedge accounting.

At balance sheet date all of the total interest-bearing loans and borrowings are on a fixed rate basis.

Effective interest rate and repricing analysis

In respect of interest bearing debt, the following table indicates their effective interest rates at the balance sheet date and the period in which they reprice.

	Unaudited 2005
Currency: €m	Average effective interest rate	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Shareholder’s loans
USD floating loan	5.7%	-16.6	-16.6
Fixed interest rate swap USD	4.0%	-38.2				-38.2
NOK floating loan	4.0%	-30.6	-30.6
Fixed interest rate swap NOK	2.7%	-35.7			-35.7
Fixed interest rate swap NOK	3.0%	-35.7				-35.7
GBP floating loan	6.1%	-7.3	-7.3
Fixed interest rate swap GBP	4.3%	-17.5				-17.5
CAD floating loan	4.7%	-8.7	-8.7
Fixed interest rate swap CAD	3.2%	-20.3				-20.3
		-210.6	-63.2	—	-35.7	-111.7	—
Bankloans and other loans
NOK floating loan	5.9%	-5.6	-5.6
USD fixed loan	8.3%	-0.9			-0.9
EUR fixed loan	4.6%	-2.1			-2.1
		-8.6	-5.6	—	-3.0	—	—
Financial lease
NOK financial lease	4.5%	-0.8	-0.8
EUR financial lease	4.0%	-1.6	-1.6
		-2.4	-2.4	—	—	—	—
Bank overdraft	2.9%	-68.5	-68.5
Cash and cash equivalents	2.2%	121.5	121.5
Total		-168.6	-18.2	—	-38.7	-111.7	—

	2006
	Average
	effective
	interest		6 months	6-12			More than
Currency: €m	rate	Total	or less	months	1-2 years	2-5 years	5 years
Syndicated loans
USD floating loan	5.2%
Fixed interest rate swap USD	4.0%	-33.9				-33.9
NOK floating loan	3.0%	—	—
Fixed interest rate swap NOK	3.0%	-34.3				-34.3
Fixed interest rate swap NOK	2.7%	-34.3	-34.3
GBP floating loan	4.8%	—	—
Fixed interest rate swap GBP	4.3%	-17.7			-17.7
CAD floating loan	4.1%	—
Fixed interest rate swap CAD	3.2%	-18.1			-18.1	—
		-138.3	-34.3	—	-35.8	-68.2	—
Bankloans and other loans
NOK floating loan	0.0%
USD fixed loan	0.0%
EUR fixed loan	4.6%	-1.9	-0.3		-1.6
		-1.9	-0.3	—	-1.6	—	—
Financial lease
NOK financial lease	4.5%	-0.6	-0.1	-0.1	-0.2	-0.2
EUR financial lease	4.8%	-1.4	-0.1	-0.2	-0.3	-0.8
		-2.0	-0.2	-0.3	-0.5	-1.0	—
Bank overdraft	5.6%	-58.7	-58.7
Cash and cash equivalents	3.5%	221.5	221.5
Total		20.6	128.0	-0.3	-37.9	-69.2	—

25.2 Foreign exchange risk

Transaction exposure

The Group is exposed to foreign currency risk exposure on sales and purchases that are denominated in a currency other than the euro. The currencies giving rise to this risk are primarily USD, GBP, NOK, SGD, CAD and JPY.

The purpose of the Group’s foreign currency hedging activities is to protect the Group from the risks that the functional currency net cash flows resulting from trade transactions are adversely affected by changes in exchange rates. The Group hedges in general 100% of its committed exposure and a part of the forecasted exposure.

The Group enters into forward exchange contracts and currency swaps to hedge transaction exposures. These exposures principally arise with respect to assets and liabilities related to sales and purchases.

Most of the forward exchange contracts and currency swaps have maturities of less than one year after balance sheet date. The forward exchange contracts and the currency swaps are reported according to the fair value accounting principles.

On 31 December 2006, outstanding currency contracts totalled EUR 170.9 million, translated into euro at the exchange rate at balance sheet date with an average maturity of 2.5 months.

Translation exposure

The Group’s policy is to broadly match foreign currency net assets with foreign currency borrowings, also taking into account the future free cash flow in the currency concerned.

To mitigate the translation exposure the Group borrows their loans in different currencies. The Group has defined net investment hedges for the total amount of the syndicated loans with a fair value of EUR 138.3 million.

25.3 Credit risk

Credit risk represents the accounting loss that would have to be recognised on the reporting date if other parties fail to perform as contracted. To reduce exposure to credit risk, the Group performs ongoing credit analysis of the financial condition of its customers.

The Group’s cash and cash equivalents are held with reputable banks. The Group is exposed to credit-related losses in the event of non-performance by other parties to financial instruments but, given the high credit ratings, management does not expect this to happen. Provisions are formed where necessary.

25.4 Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Group using available market information and appropriate valuation methods, which are based on the market-to-market principle.

In 2005 (unaudited) as well as in 2006 estimated fair value equals the carrying value.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash, trade and other receivables and trade and other payables

The carrying amounts approximate fair value because of the short maturity of those instruments.

Other financial assets

For other financial assets, fair value is based upon the estimated market prices or, because they bear interest, at current market rates.

Interest-bearing debt

The fair value is estimated on the basis of discounted cash flow analyses, based on the current interest rates.

26. OPERATING LEASES

Non-cancellable operating lease rentals are payable as follows:

		Unaudited
Currency: €m	2006	2005

Less than one year	1.6	0.9
Between one and five years	2.2	2.8
More than five years	2.0	1.2
	5.8	4.9

The operating leases mainly relate to the lease of office equipment, cars and buildings.

27. CAPITAL COMMITMENTS

The amount of capital commitments at 31 December 2006 is EUR 6.1 million. This mainly relates to fish farming equipment.

These commitments are expected to be settled in the following financial year.

28. CONTINGENCIES

Guarantees as defined in Book 2, section 403 of the Dutch Civil Code have been given by Marine Harvest NV on behalf of several group companies in the Netherlands and filed with the Chamber of Commerce of the Amersfoort region (“Gooi en Eemland”). The liabilities of these companies to third parties and to non-consolidated companies totaled EUR 143.0 million at 31 December 2006.

The Company heads the Dutch fiscal unity. As a consequence, the Company is fully liable for the tax liabilities of the fiscal unity as a whole.

Marine Harvest is potentially subject to lawsuits, claims and proceedings which arise in the ordinary course of business. There are no such matters pending that Marine Harvest expects to be material in relation to its business, financial condition or results of operations.

29. RELATED PARTIES

29.1 Identity of related parties

The Company has a related party relationships with its subsidiaries (see note 30), associates and joint ventures (see note 14), its key management personnel, supervisory board and parent companies (Nutreco and Stolt-Nielsen both until 29 December 2006 and Pan Fish from that date).

29.2 Transactions with key management personnel

Key management personnel are defined as the members of the Executive Board and the area managing directors. The remuneration for key management personnel is as follows.

		Unaudited
Currency: €m	2006	2005
Short-term employee benefits	2.6	2.2
Post-employment benefits	0.2	0.2
Termination benefits	1.0	—
	3.8	2.4

In addition to the salaries of key management personnel, the Group contributes to post-employment defined contribution plans on their behalf. One member has a defined benefit plan.

The chief executive officer of the Company is entitled to at least a 24 months termination benefit. In 2006 the chief financial officer has waived his entitlement to a termination benefit upon receiving a bonus. Most of the area managing directors have a termination benefit of 6 months.

Total remuneration is included in “personnel expenses” in the income statement.

Some members of key management personnel have (had) options and shares in the former parent company Nutreco. The expense (and liability) related to these options and shares are for the account of Nutreco.

29.3 Transactions with the Supervisory Board

The remuneration for the members of the Supervisory Board is below EUR 0.1 million.

29.4 Transactions with parent companies

Nutreco Holding NV and Stolt-Nielsen SA

On 10 February 2006 Marine Harvest settled the shareholders’ loan (EUR 210.6 million at 31 December). Interest paid to former shareholders in 2006 was EUR 1.2 million. During the year ended 31 December 2006 the shareholders and its group companies provided goods and services to the Group in the amount of EUR 286.5 million, mainly relating to fish feed and corporate support services. On December 22nd 2006, Marine Harvest US Inc. has sold its interest in Sterling Caviar LLC to Stolt Sea Farm Investment B.V. at the amount of EUR 2.9 million. Effective 29 December 2006 both former parents are no longer reported as a related party. Transactions with former parent companies are priced on an arm’s length basis.

Pan Fish ASA

During the year ended 31 December 2006 Pan Fish ASA and its group companies provided goods and services to the Group in the amount of EUR 0.3 million. Marine Harvest has provided goods and services to Pan Fish ASA for EUR 4.3 million. Marine Harvest has at 31 December a trade receivable of EUR 0.4 million.

Transactions with parent companies are priced on an arm’s length basis.

In 2006 Marine Harvest Norway has taken into account tax losses of Pan Fish ASA for a total amount of EUR 14.1 million (NOK 116.5 million). The total amount of tax is EUR 4 million (NOK 32.6 million) at applicable rate of 28%, that will be paid to Pan Fish ASA.

29.5 Other related party transactions

Associates

During the financial year ended 31 December 2006, associates provided goods to the Group in the amount of EUR 39.1 million and at 31 December 2006 the Group owed associates EUR 0.5 million. Marine Harvest has provided goods and services of EUR 1.1 million to associates and has a trade receivable on associates of EUR 1.0 million. The Group issued loans to associates for a total amount of EUR 2.0 million. The interest received on these loans amount to EUR 0.1 million. Transactions with associates are priced on an arm’s length basis.

Joint ventures

During the financial year ended 31 December 2006, joint ventures provided goods to the Group in the amount of EUR 9.6 million and at 31 December 2006 the Group has a trade payable positions of EUR 0.5 million with joint ventures. Transactions with joint ventures are priced on an arm’s length basis.

30. GROUP ENTITIES

30.1 Control of the group

Until 29 December 2006 the Company is a joint venture owned for 75% by Nutreco Holding NV and 25% by Stolt-Nielsen SA. From 29 December 2006 Marine Harvest is fully owned by Pan Fish ASA.

30.2 Subsidiaries

The following subsidiaries are included in the consolidated financial statements of Marine Harvest NV.

Country	Name	Ownership 2006	Ownership 2005 Unaudited
AUS	Marine Harvest Australia Pty Ltd.	100%	100%
BEL	Marine Harvest Belgium N.V.	100%	100%
CAN	Marine Harvest Canada Inc.	100%	100%
CAN	Marine Harvest North America Inc.	100%	—
CAN	North American Tilapia	100%	79%
CHIL	Marine Harvest Chile Holding S.A.	—	100%
CHIL	Marine Harvest Chile S.A.	100%	100%
CHIL	Ocean Horizons	100%	100%
CHIL	Pesquera Eicosal Limitada	—	100%
CHIL	Stolt Sea Farm Limitada	—	100%
CHIL	Inversiones Aqua Foods Chile S.A.	—	100%
CURA	Marine Harvest Insurance N.V.	100%	100%
FRA	Marine Harvest France SAS	100%	100%
FRA	Marine Harvest France SNC	100%	100%
HGKG	Marine Harvest Hong Kong Cy Ltd.	100%	100%
IRE	Bradan (Maoil Rua) Teo	100%	100%
IRE	Bradan Fanad Teo	100%	100%
IRE	Bradan Proiseal Teo	100%	100%
IRE	Comhlucht Lascaireachta Fanad Teoranta (MH Ireland)	100%	100%
IRE	Fanad Fisheries Trading Ltd.	—	100%
IRE	Fanad Pettigeo Teo	100%	100%
IRE	Feirm Farraige Oilean Chliara Teoranta (Clare Island Ltd.)	100%	100%
JAP	Marine Harvest Japan KK	100%	100%
JAP	Scandi food YK	100%	100%
JAP	South Sea Food KK	100%	100%
JAP	Stolt Seafarm KK	100%	100%
KOR	Marine Harvest Korea Co. Ltd.	100%	100%
NETH	Lidur Co. B.V.	100%	100%
NETH	Marine Harvest B.V.	—	100%
NETH	Marine Harvest Europe B.V.	—	100%
NETH	Marine Harvest International B.V.	100%	100%
NETH	Marine Harvest Holland B.V.	100%	—
NETH	Marine Harvest Netherlands B.V.	—	100%
NETH	Stolt Seafarm Salmon Holdings B.V.	—	100%
NOR	Atlantic Halibut A.S.	100%	100%
NOR	Cod Culture Norway A.S.	100%	100%
NOR	Glomfjord Smolt A.S.	100%	100%

NOR	Imsland Smolt A.S.	100%	100%
NOR	Marine Harvest A.S.	100%	100%
NOR	Marine Harvest Investment A.S.	100%	100%
NOR	Marine Harvest Norway A.S.	100%	100%
NOR	Marine Harvest Trading A.S.	100%	100%
NOR	Rygro A.S.	100%	100%
NOR	Sandvold Havbruk A.S.	100%	100%
NOR	SSF Halibut A.S.	100%	100%
NOR	Stolt Polar A.S.	—	54%
NOR	Stolt Seafarm A.S.	—	100%
NOR	Agder Smolt A.S.	100%	11%
POL	Marine Harvest Poland Sp. Zoo	100%	100%
SIN	Marine Harvest Singapore Pte Ltd.	100%	100%
SIN	Norfisk Trading Pte Ltd.	100%	100%
UK	Atlantic Sea Products Ltd.	100%	100%
UK	Borsea Hatcheries Ltd	100%	100%
UK	Borsea Ltd.	100%	100%
UK	Eishken Estate Ltd.	100%	100%
UK	Followstart Ltd.	100%	100%
UK	Harlosh Salmon Company Ltd.	100%	100%
UK	Marine Harvest (Properties) Ltd.	100%	100%
UK	Marine Harvest (Scotland) Ltd.	100%	100%
UK	Marine Harvest McConnell Ltd.	100%	100%
UK	Marine Harvest Scotland Ltd.	100%	100%
UK	McConnell Salmon Ltd.	100%	100%
UK	Pairc Salmon Ltd.	100%	100%
UK	Stolt Sea Farm Ltd.	100%	100%
USA	Marine Harvest Americas Inc.	100%	100%
USA	Marine Harvest Inc.	—	100%
USA	Marine Harvest US Inc.	100%	100%
USA	Stolt Sea Farm California LLC	—	75%

31. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with EU-IFRS requires management to exercise its judgement in applying the Group’s accounting policies by making estimates and assumptions. Those areas involving a higher degree of judgment or complexity are discussed below.

Note 25 provide detailed analysis on the foreign exchange exposure of the Group and risks in relation to foreign exchange movements.

31.1 Biological assets

Under EU-IFRS, the element of inventories comprising biological assets has to be shown in the balance sheet at fair value. In this case fair value is based on the market selling price for equivalent fish. Management are required to consider all fish of a market size and revalue them up to market value less an allowance for realization and selling costs. Critical to this assessment are assumptions about growth rates and mortalities in the final period to harvest, and if management’s expectations of these prove to be inaccurate then the profit or loss shown on the final sale of these fish may turn out to reflect more than just the general movements in market selling prices during the period.

31.2 Goodwill

Under EU-IFRS an impairment test is carried out annually in order for management to assure that the value of goodwill presented in the balance sheet does not exceed its fair value. Fair value is determined by estimating the net present value of future cash flows of the business and ensuring that this covers the value of both the tangible and intangible assets. Management’s expectations of the future cash flows of the business are the product of management’s projections and expectations of a number of important variables that can be volatile and difficult to predict. Amongst the critical variables are future market selling prices for fish, future growth performance of the fish (influenced by factors such as feed conversion ratios and water temperatures) and the incidence of extraordinary mortalities. If such assumptions of variables prove inaccurate, impairment charges may be required in future periods. This would be reflected by a reduction in the value of the asset in the balance sheet and an impairment charge in the income statement for the corresponding period, impacting earnings.

31.3 Property, plant and equipment

Property, plant and equipment are carried in the balance sheet at cost less depreciation such that the assets are depreciated over their expected useful lives. EU-IFRS also requires that if management become aware that the net carrying cost of an asset exceeds the expected future revenue to be generated by the asset then a further impairment should be reflected against the carrying value of the asset and as an expense in the income statement. Management’s expectations of the future revenue from the asset are the product of management’s projections and expectations of a number of important variables that can be volatile and difficult to predict. Amongst the critical variables are future market selling prices for fish, future growth performance of the fish (influenced by factors such as feed conversion ratios and water temperatures) and the incidence of extraordinary mortalities. If such assumptions of variables prove inaccurate, impairment charges may be required in future periods. This would be reflected by a reduction in the value of the asset in the balance sheet and an impairment charge in the income statement for the corresponding period, impacting earnings.

31.4 Pensions

The Group has used actuarial assumptions for the purpose of the (defined benefit) pension calculations related to the discount rate, the long-term rate of return on assets, future salary increases, future pension increases and inflation. If these were to change then the Group’s unrecognised actuarial gains would change with the risk that they would fall outside the corridor and would be recognised in the income statement and balance sheet 2007.

31.5 Income tax provisions

The Company is subject to income taxes in numerous tax jurisdictions. Determining the consolidated provision for income taxes requires management to exercise its judgment and make certain assumptions and estimates. There are many transactions and calculations for which the impact on income taxes is uncertain. The Company recognises and makes provision for future tax liabilities and assets based on estimates and expectations of whether additional taxes will become due or tax assets be realised. Where the final outcome is different from the amounts that were originally recorded in the income statement and provided for in the balance sheet, such differences will impact the income tax expense and tax provisions in subsequent periods.

32. NEW EU-IFRSs NOT EFFECTIVE

The standards and interpretations below have been endorsed by the European Commission, but are not yet effective for the year ended 31 December 2006 and have not been applied in preparing these consolidated financial statements:

•                  IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures require extensive disclosures about the significance of financial instruments for an entity’s financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1, which become mandatory for the Group’s 2007 financial statements, will require additional disclosures with respect to Group’s financial instruments and share capital.

•                  IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred tax. IFRIC 7, which becomes mandatory for the Group’s 2007 financial statements, is not expected to have any impact on the consolidated financial statements.

•                  IFRIC 8 Scope of IFRS 2 Share-based Payment addresses the accounting for share-based payment transactions in which some or all of goods or services received cannot be specifically identified. IFRIC 8 will become mandatory for the Group’s 2007 financial statements, with retrospective application required. The Group has not yet determined the potential effect of the interpretation but expects no impact because there are no share based payments.

•                  IFRIC 9 Reassessment of Embedded Derivatives requires that a reassessment of whether embedded derivative should be separated from the underlying host contract should be made only when there are changes to the contract. IFRIC 9, which becomes mandatory for the Group’s 2007 financial statements, is not expected to have any impact on the consolidated financial statements.

33. APPLICATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB), which varies in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP).

The impact of the application of US GAAP on profit or loss after taxes and shareholders’ equity, as reported under IFRS, is set out in the tables below as follows.

Reconciliation of profit after taxes to US GAAP

Currency: €m	Notes	2006	Unaudited 2005
Profit after taxes attributable to equity holders of the parent under
IFRS		201.0	78.5
Adjustments for
Biological assets	33.1	-0.1	-57.3
Share-based compensation	33.3	-3.6	-1.1
Onerous contracts	33.4	-0.3	2.9
Restructuring provision	33.5	-3.2	3.2
Income tax effect of adjustments		-0.2	14.5
Total adjustments		-7.4	-37.8
Profit or loss after taxes under US GAAP		193.6	40.7

Reconciliation of shareholders’ equity to US GAAP

Currency: €m	Notes	2006	Unaudited 2005
Equity attributable to equity holders of the parent under IFRS		826.0	668.3

Adjustments for
Biological assets	33.1	-105.0	-112.2
Pension and other long-term employee benefit charges	33.2	-2.7	-2.9
Onerous contracts	33.4	2.6	2.9
Restructuring	33.5	0.0	3.2
Deferred income taxes		25.5	27.3
Total adjustments		-79.6	-81.7
Shareholders’ equity under US GAAP		746.4	586.6

33.1 Biological assets

Under IFRS, Marine Harvest values biological assets at fair value less estimated point-of-sale costs following industry practice.

Changes in the fair value of biological assets were included in the operating profit within the income statement in the amount of EUR 0.1 million during the year ended 31 December 2006 (2005 unaudited EUR 57.3 million).

Under US GAAP, biological assets are recorded at the cost of EUR 419.3 million (2005 unaudited EUR 396.7 million) and reviewed for impairment. As revaluations are not allowed under US GAAP, the fair value adjustments recorded under IFRS are reversed under US GAAP.

This reversal resulted in an adjustment of EUR 105.0 million (2005 unaudited EUR 112.2 million) in the reconciliation of shareholders’ equity to US GAAP. The resulting movement in equity includes the income impact, foreign exchange effects and divestments.

The fair value adjustment under US GAAP includes an amount of EUR 4.2 million (2005 unaudited EUR 10.5 million) which represents the fair value uplift of biological assets used in the production of finished goods.

33.2 Pension and other long-term employee benefit charges

In accordance with US GAAP, if the accumulated benefit obligation exceeds the fair value of plan assets, an additional minimum pension liability is recorded as defined in SFAS 87, “Employers’ Accounting for Pensions”. The Company has recorded an additional minimum liability of EUR 2.7 million (2005 unaudited EUR 2.9 million) for certain of its plans where an unfunded accumulated benefit obligation exists and the liability already recognized as accrued pension cost is less than the unfunded accumulated benefit obligation. The additional minimum liability is recorded net of tax, in shareholders’ equity.

There are no such requirements for the recognition of an additional minimum pension liability under IAS 19.

33.3 Share-based compensation

As discussed in Note 29.2, certain key management personnel received options and shares in Nutreco Holding NV while they were employees of Nutreco Holding NV. Pursuant to the original terms of the option and share agreements, the employees were allowed to retain their awards upon their transfer to Marine Harvest.

Under US GAAP, in accordance with EITF 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee,” the Company must recognise the costs of stock-based compensation incurred by Nutreco Holding NV on its behalf and a corresponding capital contribution.

The costs are measured and recognised in accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

During 2005, the Company recognised EUR 1.1 million (unaudited) of share-based compensation expense for outstanding options and shares. The expense was measured based on the fair value of the awards as of 31 December 2005 and the portion recognized in 2005 was based on the pro rata share attributable to the period that grantees were employees of Marine Harvest in 2005.

During 2006, the Company recognised EUR 3.6 million of share-based compensation expense for outstanding options and shares.

For all performance options and shares granted the expense was measured based on the amounts paid to grantees when Nutreco Holding NV settled the awards in March 2006.  This amount was reduced by the expense related to the period that grantees were employees of Nutreco and the expense recognised in 2005.

33.4 Onerous contracts

Under IFRS, Marine Harvest provides for onerous contracts where the unavoidable costs of meeting the obligations of the contract exceed the economic benefits expected to be received under it.

The group have provisions relating to the lease of a plant that is expected to be vacated and a provision relating to an unfavourable lease contract.

Under US GAAP a provision for onerous contracts can only be made at the cease-use date.

As at 31 December 2006 the group has EUR 2.6 million (2005 unaudited EUR 2.9 million) of onerous contracts relating to the plant leases which do not qualify for recognition as a liability under US GAAP.

33.5 Restructuring provision

Under IFRS, reorganization and restructuring provisions must be recorded for expected costs of planned reorganizations, if a detailed formal plan is announced or implementation of such a plan has started. Termination benefit provisions for one of the Company’s restructuring plans under IFRS amounted to nil as of 31 December 2006 (2005 unaudited EUR 3.2 million).

If employees are required to render service beyond the minimum retention period applicable in that country in order to receive the termination benefits, the cost under US GAAP is recognized rateably over the future service period. As a result, EUR 3.2 million (unaudited) of termination benefit costs have been recognized in 2005 and have been utilized in 2006 under IFRS. Under US GAAP these costs have been recognized and utilized in 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Executive Board and Shareholders of Marine Harvest N.V.:

We have audited the accompanying consolidated balance sheet of Marine Harvest N.V. and subsidiaries as of 31 December 2006, and the related consolidated income statement, cash flow, and changes in equity for the year ended 31 December 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marine Harvest N.V. and subsidiaries as of 31 December 2006, and the results of their operations and their cash flows for the year ended 31 December 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

As discussed in Note 1.13 to the consolidated financial statements, in 2006 the Company changed its accounting policy for biological assets.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

’s-Hertogenbosch, The Netherlands, 21 May 2007

KPMG Accountants N.V.